Exhibit 99.1

Technical Report on
Peak Gold Mines,
New South Wales,
Australia

Report Date:
January 1, 2009;

Amended and Restated:
June 12, 2009

Prepared for:	New Gold Inc.
Suite 3110 – 666 Burrard Street
Vancouver, British Columbia
Canada V6C 2X8

Prepared by:	Peter Lloyd (Fellow AusIMM)
Bachelor of Engineering (Mining)

Rex Berthelsen (Fellow AusIMM)
Bachelor of Applied Science (Geology),
Graduate Diploma of Science (Economic Geology)

Eric Strom (Licensed Prof Eng, Ontario)
Bachelor of Engineering (Mining)

TABLE OF CONTENTS

SECTION			PAGE

1	SUMMARY		1-10
	1.1	Licences	1-10
	1.2	Mining Overview	1-10
	1.3	Services and Infrastructure	1-10
	1.4	History	1-10
	1.5	Geological Setting	1-11
	1.6	Exploration	1-11
	1.7	Mineralization	1-11
	1.8	Drilling	1-11
	1.9	Ore Reserve and Mineral Resource Estimates	1-12
	1.10	Mineral Processing and Metallurgical Testing	1-16
	1.11	Mining Operations	1-16
	1.12	Mine Plan	1-17
	1.13	Milling Operations	1-17
	1.14	Markets and Contracts	1-17
	1.15	Environmental Considerations	1-17
	1.16	Taxes	1-18
	1.17	Production Estimates	1-18
	1.18	Conclusions	1-18
	1.19	Recommendations	1-19
2		INTRODUCTION AND TERMS OF REFERENCE	2-20
3		RELIANCE ON OTHER EXPERTS	3-21
4		PROPERTY DESCRIPTION AND LOCATION	4-22
	4.1	Project Location	4-22
	4.2	Tenement Status	4-22
	4.3	Royalties and Agreements	4-27
	4.3.1	Royalty	4-27
	4.4	Environmental Liabilities	4-27
	4.5	Permitting Status	4-27
5		ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-29
	5.1	Project Access	5-29
	5.2	Physiography and Climate	5-29
	5.3	Local Infrastructure and Services	5-29
6		HISTORY	6-30
7		GEOLOGICAL SETTING	7-32
	7.1	Regional Setting	7-32
	7.2	Local Geology	7-35
	7.2.1	Lithology of the Host Sequences	7-35
	7.2.2	Structural Framework of the Cobar Gold Field	7-37
8		DEPOSIT TYPES	8-40
	8.1	General Description	8-40
	8.2	Genetic Model for the Cobar Gold Field Mineralization	8-40
9		MINERALIZATION	9-44
	9.1	The Great Chesney Fault	9-44
	9.1.1	The New Cobar Deposit	9-44
	9.1.2	Chesney	9-48
	9.1.3	The New Occidental Deposit	9-52
	9.2	The Peak Shear	9-61
	9.2.1	The Peak Deposit	9-62
	9.2.2	The Perseverance Orebodies	9-66
	9.3	Other Shears and Copper Deposits	9-72
	9.3.1	Gladstone Deposit	9-72
	9.3.2	Dapville Deposit	9-73
	9.3.3	Great Cobar Deposit	9-73
10		EXPLORATION	10-74
	10.1	Recent Exploration	10-74
	10.1.1	Near Mine Exploration	10-74
	10.1.2	Other Near-Mine Prospects	10-75
	10.1.3	Regional Exploration	10-76
	10.2	Exploration Data Collection	10-77
11		DRILLING	11-80
	11.1	Current Site Practice	11-80
	11.1.1	Diamond Core	11-80
	11.1.2	Reverse Circulation Drilling	11-80
	11.1.3	Collar and Down-Hole Surveys	11-80
	11.2	New Cobar Mine	11-81
	11.2.1	Surveying Practices	11-82

	11.2.2	Sample Recovery	11-82
	11.3	Chesney Oxide and Underground Mine	11-83
	11.3.1	Surveying Practices	11-84
	11.3.2	Sample Recovery	11-85
	11.4	New Occidental Mine	11-85
	11.4.1	Surveying Practices	11-86
	11.4.2	Sample Recovery	11-86
	11.5	Peak Mine	11-87
	11.5.1	Surveying Practices	11-88
	11.5.2	Sample Recovery	11-88
	11.6	Perseverance Mine	11-88
	11.6.1	Surveying Practices	11-89
	11.6.2	Sample Recovery	11-89
12		SAMPLING METHOD AND APPROACH	12-90
	12.1	Reverse Circulation Samples	12-90
	12.2	Core Sampling	12-90
	12.3	Density Determination	12-91
13		SAMPLE PREPARATION, ANALYSIS AND SECURITY	13-93
	13.1	Sample Preparation for Core	13-93
	13.2	Sample Preparation for RC Samples	13-94
	13.3	Screen Fire Assaying	13-94
	13.4	Sample Analysis	13-94
	13.4.1	Gold Analysis	13-95
	13.4.2	Base Metal Analysis	13-96
	13.5	Sample Security	13-99
	13.6	Quality Control Procedures	13-99
14		DATA VERIFICATION	14-101
	14.1	Quality Control Data	14-101
	14.1.1	Assay Accuracy	14-101
	14.1.2	Assay Precision	14-104
	14.1.3	Umpire Assays	14-130
	14.1.4	Blank Reference Samples	14-131
	14.2	Project Database	14-136
	14.3	Bulk Density Determination	14-137
	14.4	Drill Hole Recovery	14-138
	14.5	Survey Control	14-138
15		ADJACENT PROPERTIES	15-139
16		MINERAL PROCESSING AND METALLURGICAL TESTING	16-141
	16.1	Mineralogy	16-141
	16.1.1	New Cobar	16-141
	16.1.2	New Occidental	16-141
	16.1.3	Perseverance	16-141
	16.2	Metallurgical Test work	16-142
	16.2.1	POX	16-142
	16.2.2	Perseverance	16-142
	16.2.3	Chesney	16-142
	16.3	Performance and Recovery Predictions	16-143
	16.4	Process Flow sheet	16-145
	16.5	Plant Design	16-146
	16.6	Smelting	16-146
	16.7	Concentrate Specifications	16-146
	16.8	Ramp-up Schedule	16-147
17		MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	17-148
	17.1	Database Validation	17-148
	17.2	Geological Interpretation and Modelling	17-149
	17.2.1	New Cobar	17-149
	17.2.2	Chesney Oxide	17-149
	17.2.3	Chesney Sulphide	17-149
	17.2.4	New Occidental	17-149
	17.2.5	Peak	17-149
	17.2.6	Perseverance	17-150
	17.3	Statistical Analysis	17-150
	17.3.1	New Cobar	17-151
	17.3.2	Chesney Oxide	17-152
	17.3.3	Chesney Sulphide	17-154
	17.3.4	New Occidental	17-156
	17.3.5	Peak	17-158
	17.3.6	Perseverance	17-160
	17.4	Variography	17-162
	17.4.1	New Cobar	17-162
	17.4.2	Chesney Oxide	17-166

	17.4.3	Chesney Sulphide	17-166
	17.4.4	New Occidental	17-169
	17.4.5	Peak	17-171
	17.4.6	Perseverance	17-176
	17.5	Block Modelling	17-181
	17.5.1	New Cobar Sulphide	17-181
	17.5.2	Chesney Oxide	17-181
	17.5.3	Chesney Sulphide	17-181
	17.5.4	New Occidental	17-182
	17.5.5	Peak	17-182
	17.5.6	Perseverance	17-182
	17.6	Grade Estimation and Classification	17-182
	17.6.1	New Cobar Sulphide	17-182
	17.6.2	Chesney Oxide	17-185
	17.6.3	Chesney Sulphide	17-187
	17.6.4	New Occidental	17-189
	17.6.5	Peak	17-191
	17.6.6	Perseverance	17-194
	17.7	Resource Reporting	17-198
	17.8	Mineral Reserve Methodology	17-201
	17.8.1	Estimation of Cut Off Costs	17-201
	17.8.2	Stope Planning, Dilution and Ore Losses	17-202
	17.9	Mineral Reserve Statement	17-203
18		OTHER RELEVANT DATA AND INFORMATION	18-205
19		ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES	19-206
	19.1	Mining Operations	19-206
	19.1.1	Underground Mining Operations	19-206
	19.1.2	Mining Equipment	19-210
	19.1.3	Grade Control	19-210
	19.1.4	Ventilation	19-211
	19.1.5	Dewatering	19-211
	19.1.6	Open Pit Design and Considerations	19-211
	19.1.7	Mine Planning	19-211
	19.1.8	Mining Performance	19-211
	19.2	Tailings and Waste Facilities and Management	19-212
	19.2.1	Tailings Storage Design and Operations	19-212
	19.2.2	Water Supply and Management	19-213
	19.2.3	Surface Run-off and Control	19-213
	19.2.4	Water Balance	19-214
	19.3	Product Transport and Sales	19-214
	19.3.1	Concentrate Handling and Transport	19-214
	19.3.2	Concentrate Marketing	19-215
	19.3.3	Bullion Handling and Transport	19-215
	19.3.4	Bullion Marketing	19-215
	19.4	Infrastructure and Services	19-215
	19.4.1	Introduction	19-215
	19.4.2	Power Supply	19-215
	19.4.3	Buildings	19-215
	19.4.4	Communications	19-216
	19.4.5	Roads	19-216
	19.4.6	Freight	19-216
	19.5	Environmental Management and Heritage Impact	19-216
	19.5.1	Introduction	19-216
	19.5.2	Licences	19-216
	19.5.3	Environmental Controls	19-217
	19.5.4	Closure Plan	19-217
	19.5.5	Comments	19-220
	19.6	Labour, Organisation, Occupational Health and Safety and Training	19-220
	19.6.1	Labour Requirements	19-220
	19.6.2	Organization	19-221
	19.6.3	Occupational Health and Training	19-221
	19.6.4	Safety	19-223
	19.7	Economic Analysis	19-223
	19.7.1	Life of Mine Plan	19-223
	19.7.2	Economic Assumptions	19-227
	19.7.3	Capital Cost Estimate	19-228
	19.7.4	Operating Cost Estimate	19-228
	19.7.5	Economic Analyses Results	19-228
	19.8	Risk Analysis	19-230
	19.8.1	Data Collection	19-230

	19.8.2	Resources	19-230
	19.8.3	Mining and Reserves	19-231
	19.8.4	Geotechnics and Hydrology	19-231
	19.8.5	Tailings Storage Facility	19-231
	19.8.6	Metallurgy and Processing	19-231
	19.8.7	Concentrate Transport and Sales	19-231
	19.8.8	Infrastructure and Services	19-231
	19.8.9	Environmental Impacts and Permitting	19-231
	19.8.10	Project Economics	19-232
20		INTERPRETATIONS AND CONCLUSIONS	20-233
21		RECOMMENDATIONS	21-235
	21.1	Continue Mine Production as per the PGM Operating Plan	21-235
	21.2	Rehabilitation Costs to be Better Defined	21-235
	21.3	Mining of Lead Zinc Rich Material	21-235
	21.4	Introduce Copper Flash Flotation	21-235
	21.5	Continue to Advance Near-Mine and Regional Exploration	21-235
22		REFERENCES	22-237
23		DATE AND SIGNATURE PAGE	23-240

SECTION 21
RECOMENDATIONS

21	RECOMMENDATIONS

21.1	Continue Mine Production as per the PGM Operating Plan

PGM holds arguably the best ground in the Cobar district. A project of 3D alteration modelling may provide additional regional exploration targets which should be ranked along side existing targets and investigated as a priority. Capital should be allocated based on prospectivity.

Operating Costs
Peak Mines	A$ 35.7 million
New Cobar Mines	A$ 11.8 million
Mill	A$ 20.2 million
Admin	A$ 7.3 million

Capital Costs
Peak Mines	A$ 8.9 million
New Cobar Mines	A$ 3.6 million
Site Plant and Equipment	A$ 21.0 million
Exploration	A$ 1.6 million

The capital budgeted includes provision to upgrade and maintain the process plant. Ongoing corrosion control is provided for as is upgrading technology to maintain pace with new standards. An example of this is the A$1.9 million budgeted for the PLC upgrade and the A$1.2 million for installation of Flash Flotation.

21.2

Rehabilitation Costs to be Better Defined

PGM has estimated the closure cost to be A$11.4M. This cost can be substantially reduced by progressive rehabilitation. Opportunities exist to rehabilitate areas with the waste products from mining as well as in the mining process by utilising historic waste products as incremental mill feed or underground fill. It is recommended that:

  A sampling program be undertaken on remnant surface stockpiles at historical mining areas to determine if they can be processed through the plant;

  Review extension ore orebodies to assess economics of mining in the proximity of areas requiring rehabilitation. Incorporate rehabilitation into the mining plan.

The above can be undertaken in house with minimal additional cost.

21.3

Mining of Lead Zinc Rich Material

The Peak deposit has associated with it zones of lead and zinc that are potentially economic. These zones can be processed with the lead / zinc depressed and treated as penalty elements in the NSR script. Alternately, a lead and zinc circuit can be introduced to the process plant. Lead and zinc could then be recovered and provide an additional income stream. Further work needs to be done to determine the economics of recovering lead & zinc from Peak ores including:

  Quantify the amount of Pb / Zn ores;

  Assess the additional revenue from recovering Pb / Zn;

  Undertake an engineering study on upgrading the process plant to recover Pb / Zn;

  Assess marketing of Pb and Zn concentrates.

A$35,000 has been budgeted in 2009 for engineering studies should be progressed and possibly increased.

21.4

Introduce Copper Flash Flotation

PGM is proposing to introduce Copper Flash Flotation in 2009. The addition of the Flash Flotation process into the mill circuit is proposed to increase copper recovery, gain the ability to handle higher grade feeds and to increase the copper grade of the copper concentrate. It is recommended that a Flash Flotation trial be undertaken and a justification be developed for introducing this process. A$1.2M has been budgeted for this upgrade in 2009.

21.5

Continue to Advance Near-Mine and Regional Exploration

PGM holds arguably the best exploration tenements in the Cobar district, covering the Cobar Goldfield and a total of 50km of prospective structures and stratigraphy northwest and southeast along strike. A project of 3D alteration modelling over the full tenement suite held by PGM in the Cobar region has provided additional regional exploration targets which will be ranked along side existing targets and investigated as a priority. The 2009 exploration programme will include in-mine, near-mine and regional components.

21-235

In-mine exploration during 2009 will predominantly comprise underground diamond drilling at Perseverance, which remains open at depth and south along strike. Exploration at Perseverance will include:

  Incremental step-out drilling under Perseverance Zone D

  Drilling to test for possible extensions to Zone D south along strike

  Drilling under the Hulk mineralisation

Near-mine exploration during 2009 will focus on the northern and southern limits of the Cobar Goldfield, north of New Cobar and south of Perseverance. Opportunistic exploration comprising additional underground drilling may be also conducted on near-mine targets south as Noun, Albion, Chesney Deeps and New Cobar Deeps, depending on the availability of a drill rig and funding. The core near-mine programme will comprise:

  Surface diamond drilling at Jubilee, north along strike of New Cobar, to test down-hole EM conductors detected in 2008

  Detailed geophysical modelling and IP surveying over the Fortitude to CT32 area, south along strike of Perseverance, followed by surface diamond drilling of the targets identified

  Detailed geophysical modelling over the Fort Bourke North area, north of New Cobar and Jubilee, followed by surface diamond drilling of the targets identified

Regional exploration in 2009 will focus on completing the regional integrated 3D alteration model, identifying and testing the targets generated, and following up a number of previously detected geochemical and geophysical anomalies within the PGM exploration licences. This programme will comprise:

  Infill gravity surveying and surface geochemistry over five initial target areas identified in the regional integrated 3D alteration model

  IP surveying and surface diamond drilling of two of the initial target areas identified from the integrated 3D alteration model

  Surface diamond drilling at Norma Vale to test a down-hole EM conductor detected in 2008 at the R7 prospect

  Surface diamond drilling to test an IP chargeability anomaly at Nurri in Rookery South

  RC drilling to test two discrete magnetic anomalies in Rookery South

  RC drilling at Rookery East to test a prominent magnetic anomaly at Killen North

  Surface geochemical sampling to follow-up gold anomalies at Mafeesh, Cable Downs and Norma Vale

The budget approved to complete this programme is as follows:

Location	Programme	Budget (AUD)
In Mine	Diamond drilling, 4,550m	$645,000
Near Mine	Geophysics	$50,000
	Diamond drilling, 2,500m	$560,000
Regional	Geochemistry	$110,000
	Geophysics	$145,000
	RC drilling, 600m	$120,000
	Diamond drilling, 2,300m	$585,000
TOTAL		$2,215,000

21-236

SECTION 22
REFERENCES

22

REFERENCES

AUSIMM, 2004: Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code). Report of the Joint Committee of the Australasian Institute of Mining and Metallurgy, Australasian Institute of Geoscientists, and Minerals Council of Australia (JORC), December 2004.

Bell I., Christison P., Bourke S., Blunt A.,Stegman C., Hildebrand M.; New Occidental Feasibility Study, May 2000 – Section 5.

Bell I., Christison P., Bourke S., Blunt A.,Stegman C., Hildebrand M.; New Occidental Feasibility Study, May 2000 – Appendix 6.

Berthelsen, R. and Strom, E. January, 2008. December 31st 2008 Peak Mineral Resources and Ore Reserves Report. Internal report dated 2nd Feb 2009 (sic).

Christison P. (Peak Gold Mines); New Cobar Cyanide Soluble Copper Test work Phase 1, November 2000.

Christison P. (Peak Gold Mines); New Cobar Metallurgical Update - Draft, November 2000.

Berthelsen, R., Taylor, B. and Chadwick, R. 2007. Peak Gold Mines Pty Ltd, New South Wales, 2008 Exploration Programme, Prospects and Plans. Internal report dated December 30, 2007.

Cullinan V. (Peak Gold Mines); New Occidental Metallurgical Characterization for Drill Core Samples, March 2004.

Cullinan V. (Peak Gold Mines); New Occidental Old Workings Level 14, February (Year unspecified).

Cullinan V. (Peak Gold Mines); Chesney Metallurgical Characterization Update #2, January 2005.

Cullinan V. (Peak Gold Mines); Update on CPS Testing of Optimet on New Cobar POX Ore, February 2005.

Cullinan V. (Peak Gold Mines); Desliming Tests on POX Float Tails, May 2005.

Cullinan V. (Peak Gold Mines); POX Processing Options, December 2005.

Cullinan V. (Peak Gold Mines); Technical Issues with Leaching POX Gravity Concentrate July to Nov 2006, February 2007.

ERA, 1987: Structural Controls Of Base Metal And Gold Mineralisation In The Cobar Area, New South Wales, Australia. CRA Exploration internal report by Environmental Resources Analysis Ltd.

Eslake A. (Metcon Laboratories); New Cobar Metallurgical Study Plant Performance Indicator Tests in Thirteen Drill Intercept Samples - Report M06048, October 2003.

Eslake A. (Metcon Laboratories); Chesney Metallurgical Study Plant Performance Indicator Tests on Seven Drill Intercept Samples - Report M0976, April 2005.

Eslake A. (Metcon Laboratories); Diagnostic Analysis of POX Float Tails for July 2006 - Report M1284c, September 2006.

Eslake A. (Metcon Laboratories); Gravity Leach Tests of Three Ore Types (FILL, OXIDE, SULPHIDE) -Report M1245, September 2006.

Eslake A. (Metcon Laboratories); Diagnostic Analysis of POX Samples for November/December -Report M1379, January 2007.

Gilligan, L.B. and Byrnes, S. G., 1995. Cobar 1:250 000 Metallogenic Map SH/55-14: Metallogenic Study and Mineral Deposit Data Sheets. 240 pp. Geological Survey of New South Wales, Sydney.

Glen, R.A. 1987a. Geology of the Wrightville 1:100,000 Sheet 8034, Geological Survey of New South Wales, Department of Mineral Resources.

Glen, R.A., 1987b. Copper and Gold Deposits in Deformed Turbidites at Cobar, Australia: Their Structural Control and Hydrothermal Origin, Economic Geology, 82:124-140.

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Glen, R.A., 1990. Formation and Inversion of Transtensional Basins in the Western Part of the Lachlan Fold Belt, with Emphasis on the Cobar Basin, Journal of Structural Geology, 12: 601-620.

Glen, RA., 1991. Inverted Transtensional Basin Setting for Gold and Base metal, Deposits at Cobar, New South Wales, BMR Journal of Geology and Geophysics, 120:13-24

Glen, R.A., 1992. Thrust, Extensional and Strike-Slip Tectonics in an Evolving Palaeozoic Orogen - a Synthesis of the Lachlan Orogen of Southeast Australia, Tectonophysics, 214: 341-380.

Glen, R.A., Drummond. B.J., Goleby, B.R., Palmer, D. and Wake-Dyster, K.D., 1994. Structure of the Cobar Basin, New South Wales, based on seismic reflection profiling. Australian Journal of Earth Sciences, 41: 341-352.

Glen, R.A., 1995. Thrusts and Thrust-Associated Mineralisation in the Lachlan Orogen, Economic Geology, 90: 1402-1429.

Glen, R.A., Clare, A. and Spencer, R., 1996. Extrapolation Of The Cobar Basin Model To The Regional Scale: Devonian Basin Formation And Inversion In Western New South Wales. In: Cook, W.G., Ford, A.J.H., McDermott, J.J., Standish, P.N., Dilbert, C.L. & Stegman, T.M. (editors), The Cobar Mineral Field – A 1996 perspective. Australasian Institute of Mining and Metallurgy, Spectrum series, 3/96, pp 43-83.

Hinman, M.C. and Scott, A.K., 1990. The Peak Gold Deposit, Cobar, In Geology Of The Mineral Deposits Of Australia And Papua New Guinea (Ed. F.E. Hughes), pp1343-1351 (The Australasian Institute of Mining and Metallurgy: Melbourne).

Hinman, M.C. 1992. The structural and geochemical genesis of the Peak base and precious metal deposit, Cobar, New South Wales, Australia, Unpublished PhD thesis, James Cook University of North Queensland, Townsville.

Micon, 2003. Technical Report On Mining And Processing Assets Of Peak Gold Mines, In New South Wales, Australia And Minera Alumbrera Ltd., In Argentina. 43-101 Technical Report.

Mitchell D. (Optimet Laboratories); CPS Flotation Testing of Peak POX Ore – Report P0084, March 2005.

Peak Gold Mines Pty Ltd, 2007. Core Handling and Mark-up, Training and Accreditation Manual. Peak Gold Mines Pty Ltd Internal Training Manual.

Perkins, C., Hinman, M.C., and Walshe, J.L. 1994. Timing of mineralisation and deformation, Peak Au mine, Cobar, New South Wales, Australian Journal of Earth Sciences. 41:509-522.

Radke F. (Amdel Ltd.); Location of Gold in the June 2005 POX Leach Tail Composite – Report N1455PO05, June 2005.

Radke F. (Amdel Ltd.); Mineralogy of Peak Gold Mill Products – Report N1778PO06, February 2006.

Ratcliff S.; Perseverance Metallurgical Characterization, August 2003.

Ravenscroft, P., 1999. Peak Gold Mines Pty Ltd, Review of Resource Estimation Practices. Rio Tinto Technical Services Report No. 1235. PGM Report No. PGM1012.

Rayner S. (Metcon Laboratories); Evaluation of Chesney Ore Samples SUL 1 to SUL 3 and TRAN 1 to TRAN 2 - Report M0839, August 2004.

Reynolds Dr I. M. (Rio Tinto Research Technology Development); New Occidental Deposit Mineralogical Characterization of Four Test work Head Samples and Cyanide Leach Residues, November 1999.

Reynolds Dr I. M. (Rio Tinto Research Technology Development); Mineralogy and Ore Petrography of a second suite of Samples from the Perseverance Gold Deposit, September 2000.

Sherman M. (Peak Gold Mines); Proposed POX Flow sheet and Lab Test work Programme, August 2005.

Stegman, C.L., 1998. It’s All a Matter of Competency - Exploring the Cobar Field, NSW. Australian Institute of Geoscientists, Bulletin 23, 75-82.

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Stegman, C.L. and Pocock, J.A., 1996. The Cobar Gold Field - A Geological Perspective, in The Cobar Mineral Field – a 1996 Perspective (Ed Cook et al.) pp 229-264 (Australasian Institute of Mining and Metallurgy: Melbourne)

Stegman, C.L. 1999. Review of the Peak Mine Reserve Cut-Off Grade - April 1999, PGM Report No. 1023, Peak Gold Mines Pty Ltd Internal Report

Stegman, C., 2000. Peak Gold Mines Pty Ltd Resource/Reserve Statement 31/12/2000, Peak Gold Mines Pty Ltd Internal Report

Stegman, C. et al., 2001. Peak Gold Mines Pty Ltd Resource/Reserve Statement Commentary and Deposit Descriptions 31/12/2001, Peak Gold Mines Pty Ltd Internal Report.

Triffett B. (Rio Tinto Research & Technology Development); New Occidental Upgrade Testwork, February 2000.

Van de Heyden, A. 2003. Resource Estimate for the Chesney Deposit, Cobar, NSW. Hellman & Schofield Pty. Ltd.. Unpublished technical report.

Sullivan, C.J. 1947. The Geology of the Cobar Mineral Field and its Bearing on Prospecting. Dept. of Supply and Shipping, BMR. Geol. and Geophys. Report No. 1947/74 (unpub).

Walker R. (CRA ATD); New Cobar Mineralogical Characterization, February 1997.

Walshe, J.L., Heithersay, P.S., and Morrison, G.W. 1995, Toward an Understanding of the Metallogeny of the Tasman Fold Belt System. Economic Geology. 90: 1382-1401.

Wilson, D 2007 Peak Gold Mines Annual Environmental Management Report Unpublished technical report.

Zarantonello A. (Rio Tinto Research & Technology Development); New Occidental Development PPI and Associated Testwork, August 1999.

Zarantonello A. (Rio Tinto Research & Technology Development); Metallurgical Mapping of the New Occidental Ore Body, August 1999.

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SECTION 23
DATE AND SIGNATURE PAGE

23

DATE AND SIGNATURE PAGE

The undersigned prepared this Technical Report, titled Technical Report on the Peak Gold Mines, New South Wales, Australia, Report Date: January 1, 2009; Amended and Restated: June 12, 2009. The format and content of the report are intended to conform to Form 43-101F1 of National Instrument 43-101 of the Canadian Securities Administrators.

Signed,

/s/ Peter Lloyd
Peter Lloyd, FAusIMM	12th day of June 2009

/s/ Rex Berthelsen
Rex Berthelsen, FAusIMM	12th day of June 2009

/s/ Eric Strom
Eric Strom, P.Eng	12th day of June 2009

23-240